Exhibit 99.1

2 March 2006

InterContinental Hotels Group PLC

Full Year Results to 31 December 2005

Headlines

•	Transformation to a managed and franchised business nearing completion. IHG now delivers more stable earnings and has a clear growth focus.

•	Continuing(1) operating profit(2) up 42% from £134m to £190m with operating profit margin up 4%pts. Group operating profit £317m, up £20m.

•	Adjusted earnings per share from continuing business up 44% from 17.3p to 24.9p. Group basic earnings per share up 77% from 53.9p to 95.2p driven by profit on disposal of operations.

•	Final dividend up 7% from 10.0p to 10.7p, total normal dividend up 7% from 14.3p to 15.3p.

•	9.0% RevPAR growth across IHG’s 3,600 hotels, mostly rate driven with strongest trading in the Americas.

•	70,000 rooms signed, up 57% over 2004. Pipeline is the industry’s largest at 108,500 rooms, 20% of existing room count. Room count up 3,300 to 537,500 rooms; 11,800 net rooms added, before South African franchise exits and closure of hurricane damaged properties.

•	Following disposal of Britvic (£371m) and FelCor shares ($191m) IHG announces a further £500m special dividend with a share consolidation to be paid during quarter two 2006.

A reconciliation between basic and adjusted earnings per share is shown in note 8. All figures and movements are shown before special items except for group basic earnings per share and group operating profit reported above.

Notes:

1	– Continuing business excludes Britvic and hotel assets sold or held for sale at 31 December 2005.
2	– See appendix 3 for analysis of financial headlines.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“This is a strong set of results with a solid performance across all three of our regions. 2005 was a year of significant change for IHG and a number of key strategic milestones were met. We executed on our asset disposal programme and successfully floated Britvic, to become a pure play, high growth hotel company, managing and franchising hotels using our attractive stable of brands. The record number of hotels we currently have under development gives us confidence we can grow this business and achieve our rooms target as we look to the years ahead.”

Current trading

RevPAR continues to increase across the business. InterContinental London’s refurbishment will impact EMEA results again this year. Further progress made towards the room growth target, with 11,100 rooms signed so far this year, including almost 6,000 rooms in China with two important new partners.

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Business transformation

•	IHG has now sold 126 owned and leased hotels while retaining management and franchise contracts. A further 18 hotels have been sold and have left the system. Sales have raised £2.3bn total proceeds, above net asset value in aggregate.

•	Seven InterContinental hotels in Europe placed on the market in January 2006; early interest has been good.

•	Successful restructuring of the management agreement with FelCor. This new agreement extends the terms of IHG’s contracts and rebases incentive fee payments. FelCor will invest capital into key hotels to drive value for both parties. IHG’s stake in FelCor has been sold since year end, generating proceeds of $191m (£110m).

•	100% of IHG’s Britvic shares were sold via IPO in December 2005; total proceeds, including additional dividends, of £371m.

•	IHG has now returned nearly £2bn to shareholders since Separation in April 2003, with £1.2bn returned in 2005. A further £289m is still to be returned via IHG’s ongoing share buyback programme.

•	Further £500m special dividend with share consolidation, payable quarter two 2006, raises total committed returns to £2.75bn.

Increase in pipeline of signed deals and rooms open

IHG continues to increase its pipeline, up 25,600 to 108,500 rooms, a 31% increase on 2004. This gives IHG confidence that the target of 50,000-60,000 net organic room additions by the end of 2008 will be achieved.

Room Signings 70,000	• Signings increased 57% from 44,600 rooms last year.

Americas 49,800 +55%	• The Americas region signed a record number of rooms.

EMEA 9,400 +38%	• In EMEA significant agreements were signed with QMH (2,200 rooms) and Stardon (602 rooms).

Asia Pacific 10,800 +89%	• Asia Pacific signings include 7,300 rooms (20 hotels) in Greater China which brings the China pipeline to 12,900 rooms (38 hotels).

• 27,000 rooms were signed in quarter four 2005, almost as many as in the whole of 2002.

IHG’s room count grew in the year:

Room count 537,500	• Room count increased by 3,300 rooms; 11,800 net rooms added excluding South African franchise exits, and removal of properties destroyed by hurricanes.

Openings 34,900	• Seven new InterContinental hotels and 24 Crowne Plaza hotels opened, further increasing the distribution of IHG’s upscale brands. 17,800 room openings were new build.

Removals 31,600	• 21,800 of the removals were in the Americas, of which 2,100 related to hurricane damage.

• 7,900 rooms exited in EMEA, 6,300 of which were related to the termination of IHG’s South African master franchise.

• 60% of the removals excluding South African master franchise, hurricane damaged and disposal without flag exits were at IHG’s instigation.

Strengthening operating system

IHG continues to demonstrate the strength of its revenue delivery to hotel owners through its reservation channels and loyalty programme, Priority Club Rewards.

•	$4.8bn of rooms revenue booked through IHG’s reservation channels (41% of total rooms revenue, up from 38% in 2004).

•	$3.8bn of rooms revenue generated from Priority Club Rewards members (32% of total rooms revenue, up from 30% in 2004).

•	Internet revenues increased from 13% to over 14% of total rooms revenue; 86% from IHG’s own websites (2004: 81%).

Continued expansion of reservations systems and Priority Club Rewards programme in the year:

•	Reservation websites in Arabic and Hebrew were launched, bringing to 9 the number of languages offered to guests.

•	MACRO, IHG’s voice reservation clustering service which drives cross selling within the IHG system and lowers hotel operating costs, expanded to 13 markets covering over 200 hotels. This service is expected to expand significantly during 2006.

•	Priority Club Rewards continued to lead the industry with the launch of the innovative “Any Hotel, Anywhere” programme.

Brand highlights

IHG has commissioned major global consumer and brand positioning research, which will focus on all brands and major markets.

InterContinental	• 46,300 rooms open (137 hotels), an increase of 1,700 rooms (5 hotels) in the year; global RevPAR growth of 7.7%.

A major new global advertising campaign was launched for the InterContinental brand, based on refined customer targeting and positioning. Enhanced and more globally consistent brand attributes will be added to the brand to reinforce its positioning and differentiation. Early results show increased brand awareness particularly from upscale frequent travellers.

Crowne Plaza	• 65,400 rooms open (235 hotels); global RevPAR growth of 8.2%.

Holiday Inn	• 267,800 rooms open (1,435 hotels); global RevPAR growth of 8.5%.

Holiday Inn in the US launched the “People Notice” employee training programme which encourages all staff to treat guests as they would a visitor to their own homes, and testing of self service check-in kiosks (eHost).

Holiday Inn Express	• 133,600 rooms open (1,590 hotels); global RevPAR growth of 9.8%.

Holiday Inn Express in the US launched new bedding and shower initiatives and moved the franchise royalty rate for new signings and renewals to 6% from 5%.

Staybridge Suites	• 9,900 rooms open (87 hotels); RevPAR growth of 9.5%.

Staybridge continues to gain momentum with the 100th unit under construction.

Candlewood Suites	• 12,700 rooms open (112 hotels); RevPAR growth of 12.0%.

Hotel indigo	• 500 rooms open (3 hotels) with a further 8 hotels in the pipeline, 7 of which were signed in 2005.

A new build design concept has been launched and a distinctive positioning is being developed in the market.

Americas: strong performance across the business

All IHG brands grew RevPAR in the Americas, with successful brand innovations which resonated with guests and owners.

Revenue performance

RevPAR increased 10.5% in the year, with all brands performing well. Rate growth generated most of this increase. InterContinental in the US performed particularly well with 12.6% RevPAR growth, outperforming its market segment. US Holiday Inn showed 9.2% RevPAR growth, also outperforming its market segment. Extended stay brands Staybridge Suites and Candlewood Suites performed well throughout the year with RevPAR growth of 9.5% and 12.0% respectively.

Operating profit performance

Operating profit from continuing operations increased by 25% from $273m to $342m in the year. Continuing owned and leased operating profit grew from $7m to $28m, driven by excellent performance at the InterContinental New York and InterContinental Buckhead, Atlanta. Managed operating profit was up from $12m to $36m, driven by new management contracts and improved trading in the existing estate. Franchised operating profit was up 12% from $304m to $340m, driven by RevPAR increases and a $4m increase in fees from franchise sales. Investments in development headcount and technology led to an increase in regional overheads. Although the industry experienced one of the most extreme hurricane seasons, the financial impact to IHG was broadly neutral.

EMEA: maintained outperformance in UK market

In 2005 EMEA achieved solid revenue growth in the continuing business despite varying market conditions and terrorist activity.

Revenue performance

RevPAR increased 5.6% in the year, but with considerable variances in performance across geographic markets. Holiday Inn UK RevPAR was up 4.6%, continuing its market outperformance. London properties realised positive RevPAR growth despite the terrorist attacks in the second half. RevPAR in France grew by 5.6% led by improving performance at InterContinental Paris Le Grand which has seen an increasing number of guests arriving from the US. RevPAR performance in Germany was flat, although the second half saw modest growth. The Middle East continued its strong performance with RevPAR up 18.7%.

Operating profit performance

Operating profit from continuing operations increased 96% in the year from £24m to £47m. Continuing owned and leased operating profit was up from £2m to £11m, driven by improvement in key European hotels including the InterContinental Paris Le Grand, cost savings from business restructuring following completion of the sale of the UK portfolio, and the impact of refurbishment at the InterContinental London, which reduced profit by £13m in the year. Managed operating profit was up 29% from £24m to £31m, largely as a result of strong performance in the Middle East and retaining management contracts on assets disposed. Excluding these contracts and prior year liquidated damages managed profit was up 15%. Franchised operating profit at £26m was broadly flat when adjusted for £7m of liquidated damages received in the first half on termination of IHG’s South African master franchise agreement. The regional overhead reduced by £2m to £21m.

Asia Pacific: continued strong growth

InterContinental, Crowne Plaza and Holiday Inn performed well with the number of hotels in the region increasing by 13 in the year. Express by Holiday Inn was introduced into China further increasing IHG’s brand offer to owners.

Revenue performance

RevPAR increased 6.1% in the year. Greater China RevPAR increased 13.5%, driven by rate increases as strong demand for IHG brands continues. Australia and New Zealand had another good year with RevPAR increasing 8.8% also mainly rate driven.

Operating profit performance

Operating profit from continuing operations was up 27% from $30m to $38m. Continuing owned and leased operating profit grew by 12% from $17m to $19m due to increased profit at the InterContinental Hong Kong despite 60% of rooms under refurbishment in quarter three. Managed hotels operating profit increased by 16% from $25m to $29m in the year through robust trading, particularly in China after investment in expanding direct management resources and infrastructure to support growth there. The regional overhead remained flat at $15m.

Group financials

Continuing business operating profit grew by 42%.

•	Operating profit margin on the continuing business increased by 4%pts to 22% driven by margin improvement across each line of business and continued control of costs.

•	Total hotels overheads were flat year on year after adjusting for inflation. Central costs increased by £8m reflecting the full year IFRS impact of share scheme costs, increased governance costs and further investment to support development. In 2006 central and regional costs are expected to increase modestly ahead of inflation at constant exchange rates, after investment in key strategic priorities.

•	The effective tax rate excluding special items for 2005 was 29%.

•	Hotels capital expenditure was £136m in the year. Maintenance capital excluding significant refurbishment spend was £56m. Capital expenditure requirements for 2006 are expected to be no more than £180m. The InterContinental Boston, which is due to open later this year, will result in a charge for pre-opening costs of approximately $3m to Americas operating profit in the year as well as a finance lease interest charge of approximately £4m for the second half of 2006.

•	At the year end net debt was £88m following receipt of Britvic proceeds in December. The interest charge for the year was £33m, £9m of which relates to Britvic.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds		Net book value
Disposed to date*	144	£2.3	bn	£2.2	bn
On the market	7 on the market 24 held for sale	—		£600	m
Remaining hotels	22	—		£900	m

*	Holiday Inn Dijon sold since date of last announcement

For a full list please visit www.ihgplc.com/Investors

Appendix 2: Return of funds programme

	Timing	Total return		Returned to date		Still to be returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
Second £250m share buyback	Ongoing	£250	m	£211	m	£39	m
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Third £250m share buyback	Yet to commence	£250	m	—		£250	m
£500m special dividend	Second quarter 2006	£500	m	—		£500	m
Total		£2.75	bn	£1.95	bn	£0.79	bn

Appendix 3: Financial headlines

Full Year £m	Total		Americas		EMEA		Asia Pacific		Central
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Franchised operating profit	214	190	186	167	26	21	2	2	—	—
Managed operating profit	67	44	20	6	31	24	16	14	—	—
Continuing owned and leased operating profit	37	15	15	4	11	2	11	9	—	—
Regional overheads	(63)	(58)	(34)	(27)	(21)	(23)	(8)	(8)	—	—
Continuing hotels operating profit pre central overheads	255	191	187	150	47	24	21	17	—	—
Central overheads	(65)	(57)	—	—	—	—	—	—	(65)	(57)
Continuing hotels operating profit	190	134	187	150	47	24	21	17	(65)	(57)
Discontinued owned and leased operating profit	79	135	11	23	57	105	11	7	—	—
Total Hotels operating profit	269	269	198	173	104	129	32	24	(65)	(57)
Soft drinks operating profit	70	77
Group operating profit pre special items	339	346
Special items	(22)	(49)
Group operating profit post special items	317	297

Appendix 4: Investor information for 2005 final dividend

Ex-dividend date:	29 March 2006
Record date:	31 March 2006
Payment date:	5 June 2006
Dividend payment:	Ordinary shares 10.7p per share ADR’s 18.7c per ADR

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.00 am (London time) on 2 March at Crowne Plaza London – The City. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.00 am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihgplc.com/prelims06. The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future. There will also be a live dial-in facility

International dial-in	+44 (0)1452 556 609

US conference call

There will also be a conference call, primarily for US investors and analysts, at 9.30 am (Eastern Standard Time) on 2 March with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions. To access this please dial the relevant number below and use the access number 5267129.

International dial-in	+44 (0) 1452 542 300
US Toll Free	1866 220 1452

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 5267129 #.

International dial-in	+44 (0) 1452 550 000
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 2 March 2006. The web address is www.ihgplc.com/prelims06 .

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

High resolution images to accompany this announcement are available for the media to download free of charge from

www.vismedia.co.uk . This includes profile shots of the key executives.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in “Risk Factors” in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

OPERATING AND FINANCIAL REVIEW

This operating and financial review (OFR) provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2005.

The financial statements for the year ended 31 December 2005 are the first annual financial statements that the Group has produced in line with International Financial Reporting Standards (IFRS). This OFR therefore compares financial year ended 31 December 2005 with financial year ended 31 December 2004 under IFRS.

BUSINESS OVERVIEW

Market and Competitive Environment

The Group operates in a global market, providing hotel rooms to guests. Total room capacity in hotels and similar establishments worldwide is estimated at 18.4 million rooms. This has been growing at approximately 3% per annum over the last five years. The hotel market is geographically concentrated with 12 countries accounting for two-thirds of worldwide hotel room supply. The Group has a leadership position (top three by room numbers) in 6 of these 12 countries - US, UK, Mexico, Canada, Greater China and Australia - more than any other major hotel company.

The hotel market is, however, a fragmented market with the four largest companies controlling only 11% of the global hotel room supply and the ten largest controlling less than 20%. The Group is the largest of these companies (by room numbers) with a 3% market share. The major competitors in this market include other major global hotel companies, smaller hotel companies and independent hotels.

Within the global market, a relatively low proportion of hotel rooms are branded (see Figure 1), but there has been an increasing trend towards branded rooms and market research company, Mintel estimates that the proportion of branded rooms in Europe has grown from 15% in 2000 to 25% in 2004. Larger branded companies are therefore gaining market share at the expense of smaller companies and independent hotels. IHG is well positioned to benefit from this trend. Hotel owners are increasingly recognising the benefits of belonging to a branded portfolio, particularly a big brand family like IHG that can offer various brands to suit different opportunities an owner may have available. Furthermore, hotel ownership is increasingly being separated from hotel branding and this requires hotel owners to use third-parties like the Group to operate or brand their hotels.

Figure 1

Percentage of branded hotel rooms by region	2004
North America	65%
Europe	25%
South America	20%
Middle East	25%
East Asia	25%

Source: Mintel

US market data shows a steady increase in demand in the hotel market, broadly in line with Gross Domestic Product, and shows growth of approximately 1-1.5% per annum in real terms since 1967 driven by a number of underlying trends:

•	demographics - as the population ages, increased leisure time drives more travel and hotel visits;

•	disposable income rising as the global population becomes older and wealthier;

•	travel volumes increasing as low cost airlines grow rapidly;

•	globalisation of trade and tourism;

•	the increasing affluence and freedom to travel of the Chinese middle class; and

•	brand preference amongst consumers is increasing.

Suppressing this demand are potential negative trends including increased terrorism, environmental considerations and economic factors such as rising oil prices. Currently, however, there are no indications that demand is being significantly affected by these factors.

Supply growth in the industry is cyclical, averaging between zero and 5% per annum historically. The Group’s profit is to a large extent insulated from supply pressure due to its model of third-party ownership of hotels under IHG management and franchise contracts.

Strategy

The Group owns, operates and franchises hotels globally. The strategy is to become the preferred hotel company for guests and owners by building the strongest operating system in the industry, focused on the biggest markets and segments where scale really counts.

The Group has four stated strategic priorities:

•	brand performance - to operate a portfolio of brands attractive to both owners and guests that have clear market positions in relation to competitors;

•	excellent hotel returns - to generate higher owner returns through revenue delivery and improved operating efficiency;

•	market scale and knowledge - to accelerate profitable growth in the largest markets where the Group currently has scale; and

•	aligned organisation - to create a more efficient organisation with strong core capabilities.

Executing the four strategic priorities is designed to achieve:

•	organic growth of 50,000 to 60,000 net rooms by the end of 2008;

•	out-performance of Total Shareholder Return (TSR) against a competitor set; and

•	improved Return on Capital Employed (ROCE).

Growth is expected to come predominantly from managing and franchising rather than owning hotels. The managed and franchised model is attractive because it enables the Group to achieve its goals with limited capital. With a relatively fixed cost base, such growth yields high incremental margins for IHG, and is primarily how the Group has grown to date. For this reason, the Group has executed a disposal programme of its owned hotels, releasing capital and enabling returns of funds to shareholders.

The main characteristic of the managed and franchised business model on which the Group is focussed is that it generates surplus cash, with high ROCE. Currently, 88% of continuing earnings before interest, tax and regional and central overheads is derived from managed and franchised operations and over 3,500 hotels operating under Group brands are managed or franchised.

The Group aims to deliver its growth targets through the strongest operating system in the industry which includes:

•	a strong brand portfolio across the major markets, including two iconic brands : InterContinental and Holiday Inn;

•	market coverage - a presence in nearly 100 countries and territories;

•	hotel distribution - 3,606 hotels, 537,533 rooms, 126 million guest stays per annum;

•	IHG global reservation channels delivering over $4.8bn of revenue in 2005, $1.7bn from the internet. IHG reservation systems take over 22 million calls per annum;

•	a loyalty programme, Priority Club Rewards, contributing $3.8bn of system room revenue; and

•	a strong web presence. holiday-inn.com is the industry’s most visited site, with 75 million total site visits per annum.

With a clear target for rooms’ growth and many brands with significant market premiums offering excellent returns for owners, the Group is well placed to execute its strategy and achieve its goals.

SIGNIFICANT DEVELOPMENTS

Britvic Initial Public Offering

In December 2005, IHG disposed of all of its interests in the Britvic Group (Britvic), by way of an initial public offering (IPO) of Britvic plc. IHG received approximately £371m in proceeds and additional dividends, before transaction costs. The disposal of Britvic leaves the Group focussed solely on the hotel business. The results of Britvic up to14 December 2005 are included in the Group results.

Hotel Disposals

During 2005, IHG made significant further progress in its asset disposal programme, including:

•	the sale of 13 hotels in the US, Canada and Puerto Rico to Hospitality Properties Trust (HPT) for $425m before transaction costs. Completion of the sale on 12 hotels was on 16 February 2005, with the sale of the InterContinental Hotel in Austin, Texas completing on 1 June 2005. IHG entered into a management contract with HPT on 12 of the hotels and operates the InterContinental San Juan on a lease agreement;

•	the acquisition by Strategic Hotels Capital, Inc (SHC) of an 85% interest in the InterContinental Miami and InterContinental Chicago, for $287m in cash before transaction costs. The acquisition completed on 1 April 2005 and IHG entered into a management agreement with SHC on both of the hotels;

•	the sale of 73 hotels in the UK to LRG Acquisition Limited (LRG) a consortium comprising Lehman Brothers Real Estate Partners, GIC Real Estate and Realstar Asset Management. The transaction completed on 24 May 2005, with IHG receiving an initial £960m in cash before transaction costs with a further £40m to be received subject to meeting performance targets over the next three years. IHG entered into a management agreement with LRG on 63 of the hotels and operates the other ten hotels under a temporary management agreement;

•	the sale of nine hotels in Australia and New Zealand to Eureka Funds Management Ltd (Eureka) for A$390m in cash before transaction costs, and the sale of the Holiday Inn, Suva, to a subsidiary of Fiji National Provident Fund (FNPF) for A$15m in cash. Both transactions completed by 31 October 2005 with IHG entering into management agreements with Eureka and FNPF on these hotels;

•	the sale of the InterContinental Hotel Paris for €315m. The transaction completed on 1 November 2005 and the hotel left the IHG system; and

•	the sale of a further 13 hotels for proceeds of approximately £159m.

Since the end of 2005, the Group has made further announcements in relation to hotel disposals:

•	on 25 January 2006, the sale to HPT of two hotels in the Americas for $35m, marginally below net book value; and

•	on 31 January 2006, the Group announced that it had placed a further 31 hotels in Europe on the market. The book value of these hotels is approximately £600m, and constitutes the final tranche of hotels that the Group had previously announced it would sell.

The asset disposal programme which commenced in 2003 has significantly reduced the capital intensity of the Group whilst largely retaining the hotels in the system via management and franchise agreements.

Since the separation of Six Continents PLC in April 2003 (Separation), the Group has sold or announced the sale of 144 hotels for aggregate proceeds of approximately £2.3bn (see figure 2). Of these 144 hotels, 126 have remained in the system under Group brands through either franchise or management agreements.

Figure 2

Asset disposal programme detail	Number of hotels	Proceeds		Net Book value
Disposed to date	144	£2.3	bn	£2.2	bn
On the market	31	—		£0.6	bn
Remaining hotels	22	—		£0.9	bn

FelCor relationship

On 25 January 2006, the Group announced a restructured management agreement with Felcor Lodging Trust Inc., (FelCor), covering all of the hotels (15,790 rooms) owned by FelCor and managed by the Group. Seventeen hotels (6,301 rooms) will be retained by FelCor and managed by the Group, with revised contract terms (duration extended to 2025) and rebased incentive fees on all the hotels. HPT have purchased seven of the hotels (2,072 rooms) from FelCor for $160m, retaining the Group flag on these assets. There is no increase in the guarantees to HPT as a result of this deal. Nine further hotels (2,463 rooms) can be sold by FelCor, retaining a Group brand. FelCor has the right to sell or convert a further 15 hotels (4,954 rooms); these may retain the Group flag.

Since the year end, the Group has sold its entire shareholding in FelCor for $191m in cash.

Return of Funds

IHG’s second £250m on-market share repurchase programme was announced in September 2004 and commenced in December 2004. In 2005, 30.6 million shares were repurchased at an average price of 672p making the total purchased under the second programme £211m. On 8 September 2005, IHG announced a further £250m share repurchase programme to commence on completion of the second programme. The precise timing of share purchases will be dependent upon, amongst other things, market conditions. Purchases are under the existing authority from shareholders which will be renewed at the Annual General Meeting. Any shares repurchased under this programme will be cancelled.

On 8 July 2005, IHG returned a further £996m capital to shareholders following the capital reorganisation of the Group completed in June 2005. Under the reorganisation, shareholders received 11 new ordinary shares and £24.75 cash in exchange for every 15 existing ordinary shares held on 24 June 2005.

On 2 March 2006, IHG announced that a £500m special dividend will be paid to shareholders in the second quarter of 2006.

Since April 2003, IHG has announced the return of £2.75bn of funds to shareholders by way of special dividends, share repurchase programmes and capital returned (see figure 3).

Figure 3

Return of funds programme	Timing	Total return		Returned to date		Still to be Returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
Second £250m share buyback	Ongoing	£250	m	£211	m	£39	m
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Third £250m share buyback	Yet to commence	£250	m	—		£250	m
£500m special dividend	Second quarter 2006	£500	m	—		£500	m
Total		£2,747	m	£1,958	m	£789	m

Management and Organisation

During 2005, a number of key organisational changes were made to support the achievement of IHG’s strategic priorities, including:

•	the appointment of Stevan Porter as Global Leader, Franchise Strategy with responsibility for the development and deployment of best practise in franchising globally in addition to his role as President, the Americas;

•	the appointment of Peter Gowers as Chief Marketing Officer, with responsibility for the development of IHG’s worldwide brand priorities and brand management;

•	expanding the role of Richard Solomons, Finance Director to include the development of relationships with major investors operating in multiple countries;

•	the realignment of certain functions (Finance, Human Resources and Information Technology) under global functional heads to gain synergies and increase the focus of the organisation on achieving the strategic priorities; and

•	the appointment of Tracy Robbins as Executive Vice President, Human Resources.

On 31 January 2006, the Group announced the appointment of Tom Conophy as Chief Information Officer.

GROUP PERFORMANCE

	12 months ended 31 December 2005			12 months ended 31 December 2004
Summary Results	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Revenue:
Hotels:
Americas	400	45	445	319	176	495
EMEA	326	285	611	301	528	829
Asia Pacific	84	57	141	71	63	134
Central	42	—	42	40	—	40

Total Hotels	852	387	1,239	731	767	1,498
Soft Drinks	—	671	671	—	706	706

	852	1,058	1,910	731	1,473	2,204

Operating profit:
Hotels:
Americas	187	11	198	150	23	173
EMEA	47	57	104	24	105	129
Asia Pacific	21	11	32	17	7	24
Central	(65)	—	(65)	(57)	—	(57)

Total Hotels	190	79	269	134	135	269
Soft Drinks	—	70	70	—	77	77

Operating profit before other operating income and expenses	190	149	339	134	212	346

Other operating income and expenses	(22)	—	(22)	(49)	—	(49)

Operating profit	168	149	317	85	212	297
Interest	(24)	(9)	(33)	(33)	—	(33)

Profit before tax	144	140	284	52	212	264

Adjusted earnings per share (pence)	24.9p		38.2p	17.3p		33.9p

Group revenue for the 12 months ended 31 December 2005 was £1,910m, compared with £2,204m for the 12 months ended 31 December 2004.

Discontinued operations represents the results from operations that have been sold or are held for sale and where there is a co-ordinated plan of disposal. In this OFR, discontinued operations includes Soft Drinks, the UK, US and Australasian hotels sold since 1 January 2004, and the portfolio of 24 predominantly midscale European hotels. Discontinued revenue totalled £1,058m in 2005.

Revenue from continuing operations for the 12 months to 31 December 2005 was £852m, 17% up on 2004. Total operating profit before other operating income and expenses was £339m in the 12 months to 31 December 2005, compared with £346m in 2004. For continuing operations, operating profit before other operating income and expenses was 42% up on 2004 at £190m.

Profit before tax was £284m in the 12 months to 31 December 2005 against £264m in the previous year; for continuing operations, profit before tax was £144m compared to £52m in 2004.

Basic earnings per share were 95.2p compared with 53.9p in the 12 months to 31 December 2004. Adjusted earnings per share, excluding special items and the gain on disposal of assets to give a more meaningful comparison of ongoing performance, was 38.2p in 2005, up 13% on 2004. For continuing operations, adjusted earnings per share was 24.9p, 44% up on 2004.

SOFT DRINKS

The Group results include the results of Soft Drinks for the period up until the IPO of Britvic plc on 14 December 2005.

	Periods ended
Soft Drinks	14 Dec 2005 £m	31 Dec 2004 £m

Revenue	671	706

Operating profit before other operating income and expenses	70	77

The disposal of Soft Drinks led to the Group receiving proceeds of approximately £371m (including additional dividends) and removed £341m of previously consolidated Soft Drinks debt from the balance sheet.

HOTELS

	12 months ended
Hotels Results	31 Dec 2005 £m	31 Dec 2004 £m
Revenue:
Americas	445	495
EMEA	611	829
Asia Pacific	141	134
Central	42	40

	1,239	1,498

Analysed as:
Continuing operations	852	731
Discontinued operations	387	767

Operating profit before other operating income and expenses:
Americas	198	173
EMEA	104	129
Asia Pacific	32	24
Central	(65)	(57)

	269	269

Analysed as:
Continuing operations	190	134
Discontinued operations	79	135

	3 months ended				3 months ended
Hotels Results	31 Mar 2005 £m	30 June 2005 £m	30 Sept 2005 £m	31 Dec 2005 £m	31 Mar 2004 £m	30 June 2004 £m	30 Sept 2004 £m	31 Dec 2004 £m
Revenue:
Americas	114	110	111	110	115	131	125	124
EMEA	183	191	124	113	190	214	212	213
Asia Pacific	36	36	35	34	33	31	31	39
Central	10	10	10	12	10	11	9	10

	343	347	280	269	348	387	377	386

Analysed as:
Continuing operations	176	225	222	229	162	191	188	190
Discontinued operations	167	122	58	40	186	196	189	196

Operating profit before other operating income and expenses:
Americas	44	53	53	48	33	49	48	43
EMEA	26	47	20	11	16	34	34	45
Asia Pacific	9	6	7	10	7	4	5	8
Central	(14)	(18)	(16)	(17)	(10)	(18)	(11)	(18)

	65	88	64	52	46	69	76	78

Analysed as:
Continuing operations	29	58	55	48	24	39	44	27
Discontinued operations	36	30	9	4	22	30	32	51

Hotels revenue from continuing operations increased by 17% with particularly strong growth in the Americas, up 25% to £400m. EMEA and Asia Pacific also recorded growth in revenue from continuing operations of 8.3% and 18.3% respectively. Total revenue fell by 17% to £1,239m.

Operating profit before other operating income and expenses, for continuing operations, achieved strong growth from £134m in 2004 to £190m, a 42% increase. The Americas and EMEA regions were the main contributors to this growth, being 25% and 96% ahead of 2004, respectively.

With the weighted average US dollar exchange rate to sterling being similar to that in 2004 (2005 $1.83 : £1, 2004 $1.82 : £1), growth rates for results expressed in US dollars were similar to those in sterling. Operating profit before other operating income and expenses was level with 2004 at $492m, and for continuing operations increased by 43% to $347m.

One measure of overall IHG hotel system performance is the growth in total gross revenue, with total gross revenue defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, derived as it is from hotels owned by third-parties, but is highlighted as a metric to indicate the scale and reach of IHG’s brands. Total gross revenue increased by approximately 9% from $12.8bn in 2004 to $13.9bn in 2005.

Room Count and Pipeline

Figure 4

	Hotels		Rooms
Global hotel and room count at 31 December 2005	2005	Change over 2004	2005	Change over 2004
Analysed by brand:
InterContinental	137	5	46,262	1,746
Crowne Plaza	235	20	65,404	3,777
Holiday Inn	1,435	(49)	267,816	(10,971)
Holiday Inn Express	1,590	78	133,554	7,519
Staybridge Suites	87	8	9,915	726
Candlewood Suites	112	3	12,683	276
Hotel indigo	3	2	497	357
Other brands	7	(1)	1,402	(99)

Total	3,606	66	537,533	3,331

Analysed by ownership type:
Owned and leased	55	(111)	15,485	(22,935)
Managed	504	101	121,249	22,296
Franchised	3,047	76	400,799	3,970

Total	3,606	66	537,533	3,331

Figure 5

	Hotels		Rooms
Global pipeline at 31 December 2005	2005	Change over 2004	2005	Change over 2004
Analysed by brand:
InterContinental	27	6	9,353	2,513
Crowne Plaza	54	17	13,514	4,201
Holiday Inn	204	48	31,035	5,630
Holiday Inn Express	429	71	38,066	6,351
Staybridge Suites	79	27	8,195	2,843
Candlewood Suites	83	37	7,467	3,583
Hotel indigo	8	5	882	494

Total	884	211	108,512	25,615

Analysed by ownership type:
Owned and leased	2	—	574	(96)
Managed	98	14	27,805	5,387
Franchised	784	197	80,133	20,324

Total	884	211	108,512	25,615

The IHG global system (that is, the number of hotels/rooms owned, leased, managed or franchised by the Group) grew significantly during 2005 ending the year at 3,606 hotels and 537,533 rooms, 66 hotels and 3,331 rooms higher than at 31 December 2004 (see figure 4). During the year, 254 hotels with 34,880 rooms joined the system, while 188 hotels with 31,549 rooms left the system. Of the hotels leaving the system 139 (21,764 rooms) were in the Americas and 46 (7,896 rooms) were in EMEA. The EMEA removals included 6,338 rooms from the termination of franchise agreements in South Africa.

Excluding the South African franchise removals and 8 hotels (2,135 rooms) exiting the system due to hurricane damage, net system size increased by 101 hotels (11,804 rooms).

One of the key elements of the asset disposal programme is the retention of management contracts for the hotels sold. Of those sold since April 2003, management contracts or franchise agreements were retained on 126 hotels. Overall, the number of owned and leased rooms fell by 22,935 while the number of managed and franchised rooms in the system grew by 22,296 rooms and 3,970 rooms respectively.

At the end of 2005, the number of rooms in the pipeline (that is, contracts signed but hotels/rooms yet to enter the system) was 108,512 – 31% up on 31 December 2004 and the highest ever for the Group (see figure 5). This positions the Group well to achieve its stated goal of organic growth of 50,000 to 60,000 net rooms in the period June 2005 to December 2008. Whilst there is no guarantee that all of the pipeline will enter the system in that period, a number of initiatives are in place to both secure new deals and to reduce the time between a hotel signing with IHG and opening.

The growth in pipeline was fuelled by record signings during 2005; 69,970 rooms were signed which was over 60% up on the average for the last five years. This partly reflects the increased investment in development resource particularly in the Americas and Asia Pacific.

Reservation Systems and Loyalty Programme

IHG supports revenue delivery into its hotels through its global reservation systems and global loyalty programme, Priority Club Rewards. In 2005, global system room revenue booked through IHG’s reservation channels rose by approximately 19% to $4.8bn, and the proportion of IHG global system room revenue booked via IHG’s reservation channels increased from 38% to 41%.

The internet channel continued to show strong growth, with global system room revenue booked via the internet increasing by 23% to $1.7bn, accounting for approximately 14% of IHG global system room revenue (up from 13% in 2004).

Room revenue generated from Priority Club Rewards members was $3.8bn and represented approximately 32% of IHG global system room revenue.

AMERICAS

	12 months ended
Americas Results	31 Dec 2005 $m	31 Dec 2004 $m	Change %
Revenue:
Owned and leased	224	171	31.0
Managed	118	55	114.5
Franchised	389	357	9.0

Continuing operations	731	583	25.4
Discontinued operations*	82	319	(74.3)

Total $m	813	902	(9.9)

Sterling equivalent £m	445	495	(10.1)

Operating profit before other operating income and expenses:
Owned and leased	28	7	300.0
Managed	36	12	200.0
Franchised	340	304	11.8

	404	323	25.1
Regional overheads	(62)	(50)	24.0

Continuing operations	342	273	25.3
Discontinued operations*	20	42	(52.4)

Total $m	362	315	14.9

Sterling equivalent £m	198	173	14.5

*	Discontinued operations are all owned and leased.

Revenue for the Americas fell by 9.9% to $813m in 2005 as a result of the hotel disposals which occurred predominantly in the first half of the year. Revenue from continuing operations, however, increased by 25% to $731m. Operating profit before other operating income and expenses was 15% up on 2004 at $362m, and for continuing operations, performance was very strong with a 25% increase in operating profit to $342m against $273m in 2004.

Continuing owned and leased revenue increased by over 30% driven by strong trading in the comparable estate (those hotels fully trading as owned and leased in both financial years). Comparable RevPARs (revenue per available room) were 17.7% up for InterContinental and 14.0% up for Holiday Inn with average daily rate growth fuelling the increased RevPAR. The InterContinental Buckhead, Atlanta, also contributed its first full year of trading after opening in November 2004. These revenue increases together with improved operating efficiency in the hotels led to continuing owned and leased operating profit increasing significantly over 2004, from $7m to $28m.

Managed revenue increased from $55m in 2004 to $118m as a result of strong trading in the comparable estate boosted by the 13 hotels sold to HPT and the two hotels acquired by SHC. Managed Revenue also includes $70m (2004 $27m) from properties (including the InterContinental San Juan sold in the year) that are structured, for legal reasons, as operating leases but with the same economic characteristics as a management contract. Overall, managed RevPARs grew by 16.2% for InterContinental, 12.9% for Crowne Plaza, 11.0% for Holiday Inn, 9.1% for Staybridge Suites and 14.8% for Candlewood Suites. Managed operating profit increased from $12m to $36m (including $9m (2004 $3m) from the managed properties held as operating leases), including a contribution from the 15 hotels moving from ownership to management.

Franchised revenue increased by 9.0% to $389m as a result of strong trading and increased room count and signings. RevPARs across the brands showed strong growth, with Holiday Inn RevPAR 9.2% up on 2004, Holiday Inn Express 10.3% up and Crowne Plaza 8.4% up. The franchised estate increased by 3,878 rooms in the year with the most significant increase being in the Holiday Inn Express brand. Franchised revenue also benefited from the number of signings in 2005 with a record 47,245 room signings (50% up on 2004) leading to higher sales revenues than in 2004. Franchised operating profit rose by $36m to $340m.

Americas regional overheads increased to $62m from $50m in 2004, reflecting investment in additional development resources and information technology.

Figure 6

	Hotels		Rooms
Americas hotel and room count at 31 December 2005	2005	Change over 2004	2005	Change over 2004
Analysed by brand:
InterContinental	45	1	15,328	240
Crowne Plaza	133	17	37,074	3,429
Holiday Inn	1,027	(47)	195,004	(10,496)
Holiday Inn Express	1,425	68	115,810	5,928
Staybridge Suites	87	8	9,915	726
Candlewood Suites	112	3	12,683	276
Hotel indigo	3	2	497	357
Other brands	2	(1)	295	(181)

Total	2,834	51	386,606	279
Analysed by ownership type:
Owned and leased	12	(16)	4,251	(5,591)
Managed	208	3	45,320	1,992
Franchised	2,614	64	337,035	3,878

Total	2,834	51	386,606	279

Figure 7

	Hotels		Rooms
Americas pipeline at 31 December 2005	2005	Change over 2004	2005	Change over 2004
Analysed by brand:
InterContinental	7	3	3,705	1,841
Crowne Plaza	23	5	4,612	671
Holiday Inn	153	49	19,041	5,718
Holiday Inn Express	389	71	32,963	6,376
Staybridge Suites	79	27	8,195	2,843
Candlewood Suites	83	37	7,467	3,583
Hotel indigo	8	5	882	494

Total	742	197	76,865	21,526
Analysed by ownership type:
Owned and leased	2	1	574	154
Managed	13	1	3,941	1,117
Franchised	727	195	72,350	20,255

Total	742	197	76,865	21,526

Americas hotel and room count grew by a net 51 hotels (279 rooms) to 2,834 hotels and 386,606 rooms (see figure 6). 190 hotels (22,043 rooms) entered the system and 139 hotels (21,764 rooms) left the system. Of the removals, 83 hotels (16,188 rooms) were Holiday Inn and 53 hotels (4,561 rooms) were Holiday Inn Express. Of the removals nearly 60% were enforced by IHG as a result of quality or financial concerns.

The Americas pipeline grew to record levels, 742 hotels (76,865 rooms), with 447 hotels (49,765 rooms) signing contracts during the year to enter the system (see figure 7). Of these signings, 19,355 rooms were Holiday Inn Express.

Figure 8

Americas RevPAR movement on previous year	12 months ended 31 Dec 2005
Owned and leased (comparable):
InterContinental	17.7%
Holiday Inn	14.0%
Managed (comparable):
InterContinental	16.2%
Crowne Plaza	12.9%
Holiday Inn	11.0%
Staybridge Suites	9.1%
Candlewood Suites	14.8%
Franchised:
Crowne Plaza	8.4%
Holiday Inn	9.2%
Holiday Inn Express	10.3%

Europe, Middle East and Africa (EMEA)

	12 months ended
EMEA Results	31 Dec 2005 £m	31 Dec 2004 £m	Change %
Revenue:
Owned and leased	236	231	2.2
Managed	55	43	27.9
Franchised	35	27	29.6

Continuing operations	326	301	8.3
Discontinued operations*	285	528	(46.0)

Total £m	611	829	(26.3)

Dollar equivalent $m	1,115	1,511	(26.2)

Operating profit before other operating income and expenses:
Owned and leased	11	2	450.0
Managed	31	24	29.2
Franchised	26	21	23.8

	68	47	44.7
Regional overheads	(21)	(23)	(8.7)

Continuing operations	47	24	95.8
Discontinued operations*	57	105	(45.7)

Total £m	104	129	(19.4)

Dollar equivalent $m	189	235	(19.6)

*	Discontinued operations are all owned and leased.

The EMEA operating model changed in 2005 as a result of the disposal of 73 hotels in the UK to LRG and a number of smaller transactions. As a result, the number of owned and leased hotels reduced by 85 whilst the number of managed hotels increased by 77, including 73 with LRG.

Revenue from continuing operations increased by 8.3% to £326m and continuing operating profit before other operating income and expenses increased by 96% to £47m.

Owned and leased revenue from continuing operations increased by 2.2% from £231m in 2004 to £236m. Performance across the region was mixed with variable trading conditions in parts of Continental Europe. The refurbishment of the InterContinental London impacted the overall result with the hotel being disrupted for most of the year and closed in the final quarter of the year. Owned and leased operating profit from continuing operations increased by £9m to £11m.

Managed revenue increased by £12m to £55m. The 2004 result benefited from the receipt in 2004 of approximately £4m liquidated damages from the early termination of the InterContinental Barcelona management contract. The 2005 result was affected by a loss of earnings following the bombings in Beirut, but underlying trading was strong, particularly in the Middle East where managed RevPAR increased by 11.9%. Management fees are also included from LRG for the hotels sold in May 2005 (including incentive fees); Holiday Inn UK RevPAR overall was up by 4.6%.

Franchised revenue for EMEA increased by £8m to £35m. Holiday Inn franchised RevPAR increased by 4.9% and Holiday Inn Express RevPAR increased by 5.9%. Franchised operating profit increased by £5m to £26m and included £7m liquidated damages for the termination of franchise agreements in South Africa.

EMEA hotel and room count was broadly level with 31 December 2004 at 610 hotels (105,419 rooms) despite the termination of the master franchise agreement in South Africa (6,338 rooms) (see figure 9). Two significant deals added hotels to the system during the year; five Holiday Inn hotels (602 rooms), in the UK from a franchise agreement with Stardon, a joint venture company formed between Starwood Capital Europe and Chardon Hotels, and 13 hotels (2,233 rooms) in the UK from a franchise agreement with Queens Moat Houses Limited.

The EMEA pipeline at 31 December 2005 was 86 hotels (14,278 rooms).

Figure 9

	Hotels		Rooms
EMEA hotel and room count at 31 December 2005	2005	Change over 2004	2005	Change over 2004
Analysed by brand:
InterContinental	65	3	21,473	1,181
Crowne Plaza	64	1	16,031	284
Holiday Inn	320	(9)	50,944	(2,624)
Holiday Inn Express	161	8	16,971	1,050
Other brands	—	(1)	—	(222)

Total	610	2	105,419	(331)

Analysed by ownership type:
Owned and leased	41	(85)	10,541	(15,029)
Managed	176	77	39,697	14,776
Franchised	393	10	55,181	(78)

Total	610	2	105,419	(331)

Figure 10

EMEA RevPAR movement on previous year	12 months ended 31 Dec 2005
Owned and leased (comparable):
InterContinental	13.3%
Holiday Inn	(5.3)%
Holiday Inn UK	4.6%
France	5.6%
Germany	(0.3)%
Middle East	18.7%

Asia Pacific

	12 months ended
Asia Pacific Results	31 Dec 2005 $m	31 Dec 2004 $m	Change %
Revenue:
Owned and leased	102	86	18.6
Managed	45	38	18.4
Franchised	6	5	20.0

Continuing operations	153	129	18.6
Discontinued operations *	104	115	(9.6)

Total $m	257	244	5.3

Sterling equivalent £m	141	134	5.2

Operating profit before other operating income and expenses:
Owned and leased	19	17	11.8
Managed	29	25	16.0
Franchised	5	3	66.7

	53	45	17.8
Regional overheads	(15)	(15)	—

Continuing operations	38	30	26.7
Discontinued operations*	21	14	50.0

Total $m	59	44	34.1

Sterling equivalent £m	32	24	33.3

*	Discontinued operations are all owned and leased.

Asia Pacific revenue increased by 5.3% to $257m and operating profit before other operating income and expenses increased by 34% to $59m. Discontinued operations mainly reflects the results for the ten owned and leased hotels sold in the last quarter of 2005 in two transactions. Revenue from continuing operations increased by 19% over 2004 whilst operating profit from continuing operations increased by 27%.

Continuing owned and leased operating profit grew from $17m in 2004 to $19m mainly reflecting strong trading in the InterContinental Hong Kong which achieved RevPAR growth of 11.7% over 2004, driven by average daily rate growth.

Asia Pacific managed operating profit grew strongly from $25m to $29m, reflecting both the impact of improved RevPAR and an increase in room count over 2004. Greater China managed RevPAR increased by 13.6% and Australia, New Zealand and South Pacific managed RevPAR increased by 6.1%.

Asia Pacific franchised operating profit increased by $2m to $5m.

Regional overheads were level at $15m despite increased resources for the planned expansion in Greater China. During 2005, a further nine hotels (2,839 rooms) opened in Greater China and 20 hotels (7,308 rooms) signed contracts and entered the pipeline.

Overall, the number of hotels in Asia Pacific increased by 13 hotels (3,383 rooms) (see figure 11). During the year, ten owned and leased hotels (2,315 rooms) in Australia, New Zealand and Fiji were sold but retained with management contracts.

Asia Pacific pipeline grew by 14 managed hotels (4,564 rooms) primarily in the InterContinental and Crowne Plaza brands (see figure 12). In addition, on 15 February 2006, IHG announced that it had signed contracts with a single owner to manage six hotels (over 4,500 rooms) in China’s Sichuan province, and on 24 February 2006 announced that it had signed contracts with an owner to manage four hotels, with over 1,400 rooms, also in China.

Figure 11

	Hotels		Rooms
Asia Pacific hotel and room count at 31 December 2005	2005	Change over 2004	2005	Change over 2004
Analysed by brand:
InterContinental	27	1	9,461	325
Crowne Plaza	38	2	12,299	64
Holiday Inn	88	7	21,868	2,149
Holiday Inn Express	4	2	773	541
Other brands	5	1	1,107	304

Total	162	13	45,508	3,383

Analysed by ownership type:
Owned and leased	2	(10)	693	(2,315)
Managed	120	21	36,232	5,528
Franchised	40	2	8,583	170

Total	162	13	45,508	3,383

Figure 12

	Hotels		Rooms
Asia Pacific pipeline at 31 December 2005	2005	Change over 2004	2005	Change over 2004
Analysed by brand:
InterContinental	11	6	3,269	1,436
Crowne Plaza	19	7	6,025	2,128
Holiday Inn	23	1	7,128	896
Holiday Inn Express	3	—	947	104

Total	56	14	17,369	4,564

Analysed by ownership type:
Managed	56	14	17,369	4,564

Total	56	14	17,369	4,564

CENTRAL

	12 months ended
Central Results	31 Dec 2005 £m	31 Dec 2004 £m	Change %
Revenue	42	40	5.0
Gross central costs	(107)	(97)	10.3

Net central costs £m	(65)	(57)	14.0

Dollar equivalent $m	(118)	(102)	15.7

Net central overheads increased by £8m reflecting increased governance costs, further investment to support development and the accounting treatment of share scheme costs. Under IFRS, the charges for share option schemes established after November 2002 are accounted for in the income statement. As share scheme awards are generally made annually and the accounting cost is spread over three years, 2005 is the first year that a full annual cost is taken into account. Total Hotels’ overheads were flat year-on-year after adjusting for inflation.

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses totalled a net expense of £22m in 2005 compared with a net expense of £49m in 2004. The £22m net expense in 2005 included:

£13m costs relating to the further restructuring of the Hotels business;

•	£9m costs of property damage relating to fire and natural disasters;

•	£7m charge for impairment of property; and

•	£7m credit for employee benefits curtailment as a result of the UK hotels disposal.

Other operating income and expenses are by their size and nature considered to be exceptional and are shown as special items and excluded from the calculation of adjusted earnings per share to give a more meaningful comparison of performance.

NET FINANCING COSTS

Net financing costs totalled £33m in 2005 the same as in 2004. In 2005, £9m related to Soft Drinks and is classified as discontinued operations. The prior year net financing expense included a net £11m charge that is treated as a special item and is excluded from the calculation of adjusted earnings per share.

TAXATION

The effective rate of tax on profit before tax, excluding the impact of special items, was 28.6%. By also excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent effective tax rate would be 37.8%. This rate is higher than the UK statutory rate of 30% due mainly to overseas profits being taxed at rates higher than the UK statutory rate. The equivalent effective rates for 2004, restated under IFRS, were 17.3% and 38.6% respectively.

Taxation special items totalled an £8m credit (2004 £183m credit). In 2005, this represented the release of provisions which were special by reason of their size or incidence, relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired. In 2004, taxation special items, in addition to such provision releases, included £83m for the recognition of a deferred tax asset in respect of capital losses.

Net tax paid in 2005 was £91m (2004 £35m) including £11m in respect of disposals.

GAIN ON DISPOSAL OF ASSETS

The gain on disposal of assets, net of related tax, totalled £311m in 2005 and mainly comprised a net gain on disposal of Soft Drinks £284m and a net gain on hotel asset disposals of £27m.

EARNINGS

Basic earnings per share for 2005 were 95.2p, compared with 53.9p in 2004. Adjusted earnings per share, removing the non-comparable special items and gain on disposal of assets, were 38.2p, against 33.9p in 2004. Adjusted earnings per share for continuing operations were 24.9p, 44% up on last year.

DIVIDENDS

The Board has proposed a final dividend per share of 10.70p; with the interim dividend of 4.60p the normal dividend for 2005 totalled 15.30p.

SHARE PRICE AND MARKET CAPITALISATION

The IHG PLC share price closed at 839.50p on 31 December 2005, up from 647.50p on 31 December 2004. The market capitalisation of the Group at the year end was £3.6bn.

CAPITAL EXPENDITURE AND CASH FLOW

The net movement in cash and cash equivalents in the 12 months to 31 December 2005 was an inflow of £259m. This included a net cash inflow from operations of £423m, and a net cash inflow from investing activities of £1,863m.

Proceeds from the disposal of operations and other financial assets totalled £2,046m and included proceeds from the sale of Soft Drinks £220m and hotels £1,826m.

Capital expenditure for Hotels totalled £136m, lower than 2004 as the Group continued its asset disposal programme. Capital expenditure in 2005 for Hotels included the InterContinental London and Holiday Inn Munich City Centre refurbishments and a rolling rooms refurbishment programme at the InterContinental Hong Kong.

CAPITAL STRUCTURE AND LIQUIDITY MANAGEMENT

Net debt at 31 December 2005 of £88m (see Figure 13) was considerably lower than the average debt outstanding in the year (£700m) due to the receipt of funds from hotel sales and the Britvic IPO in the last three months of the year. The level of borrowings fluctuated throughout 2005 with the timing of receipts of disposal proceeds and returns to shareholders. Gearing (net debt expressed as a percentage of shareholders equity) at 31 December 2005 was 8%.

Figure 13

Net debt	31 Dec 2005 £m	31 Dec 2004 £m
Borrowings:
Sterling	—	247
US Dollar	220	335
Euro	488	799
Australian Dollar	—	86
Hong Kong Dollar	71	69
Other	—	2
Cash and cash equivalents	(686)	(422)
Less fair value of currency swaps (net)	(5)	—

Total	88	1,116

Note: all shown after the effect of currency swaps.

Medium and long-term borrowing requirements at 31 December 2005 were met through a £1,100m syndicated bank facility which matures in November 2009. Short-term borrowing requirements were principally met from drawings under committed and uncommitted bilateral bank facilities. At the year end, the Group had £751m of committed facilities available for drawing.

Figure 14

Facilities	31 Dec 2005 £m	31 Dec 2004 £m
Committed	1,163	1,697
Uncommitted	14	64

Total	1,177	1,761

The syndicated bank facility of the Group contains two financial covenants, interest cover and net debt/Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA). The Group is in compliance with both covenants neither of which is expected to represent a material restriction on funding or investment policy in the foreseeable future.

TREASURY MANAGEMENT

Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board-approved policies and are subject to regular audit. The treasury function does not operate as a profit centre.

Treasury seeks to reduce the financial risk of the Group and ensures that there is sufficient liquidity to meet all foreseeable cash needs. One of the primary objectives of the treasury risk management policy is to mitigate the adverse impact of movements in interest rates and foreign exchange rates.

Movements in foreign exchange rates, particularly the US dollar and euro, can affect the reported profit, net assets and interest cover. To hedge this translation exposure as far as is reasonably practical, borrowings are taken out in foreign currencies (either directly or via currency swaps), which broadly match those in which the Group’s major net assets are denominated. A general weakening of the US dollar (specifically a one cent rise in the sterling : US dollar rate) would have reduced the Group’s profit before tax by an estimated £1m. Forward contracts have been taken into account in these calculations.

Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25%, and no more that 75%, of net borrowings for each major currency. This is achieved through the use of interest rate swaps and options and forward rate agreements.

Based on the year end net debt position, and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the net interest charge by approximately £1m whilst a one percentage point rise in euro interest rates would increase the net interest charge by £4m.

Figure 15

Interest risk profile of gross debt for major currencies (including currency swaps)	31 Dec 2005%	31 Dec 2004%
At fixed rates	36	27
At variable rates	64	73

Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are set for individual counterparties. Most of the surplus funds are held in the UK or US and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

ACCOUNTING POLICIES

The audited financial statements for the year ending 31 December 2005 are produced in line with IFRS. This has required the preparation of an opening balance sheet at 1 January 2004 prepared under IFRS, and a full profit and loss account, balance sheet and cash flow statement for the year ending 31 December 2004 for comparative purposes.

PENSIONS

As at 31 December 2005, the Group operated two main pension schemes, the InterContinental Hotels UK Pension Plan and the US-based InterContinental Hotels Pension Plan.

At 31 December 2005, the InterContinental Hotels UK Pension Plan had a deficit of £24m. The defined benefits section of this Plan is generally closed to new members.

The US-based InterContinental Hotels Plan is closed to new members and pensionable service no longer accrues for current employee members. At 31 December 2005, the Plan had a deficit of £41m.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the year ended 31 December 2005

	2005						2004
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	852		1,058		1,910		731		1,473		2,204
Cost of sales	(442)		(775)		(1,217)		(398)		(1,079)		(1,477)
Administrative expenses	(150)		(74)		(224)		(140)		(68)		(208)

	260		209		469		193		326		519
Depreciation and amortisation	(70)		(60)		(130)		(59)		(114)		(173)
Other operating income and expenses (note 5)	(22)		—		(22)		(49)		—		(49)

Operating profit (note 4)	168		149		317		85		212		297
Financial income	30		—		30		70		—		70
Financial expenses	(54)		(9)		(63)		(103)		—		(103)

Profit before tax	144		140		284		52		212		264
Tax (note 6)	(28)		(52)		(80)		194		(67)		127

Profit after tax	116		88		204		246		145		391
Gain on disposal of assets, net of tax charge of £38m (2004 credit of £4m)	—		311		311		—		19		19

Profit available for shareholders	116		399		515		246		164		410

Attributable to:
Equity holders of the parent	116		380		496		246		137		383
Minority interest	—		19		19		—		27		27

Profit for the year	116		399		515		246		164		410

Earnings per ordinary share (note 8):
Basic	22.3	p	72.9	p	95.2	p	34.6	p	19.3	p	53.9	p
Diluted	21.8	p	71.3	p	93.1	p	34.3	p	19.0	p	53.3	p
Adjusted	24.9	p			38.2	p	17.3	p			33.9	p

Dividends per ordinary share (note 7):
Paid:
Final					10.00	p					9.45	p
Interim					4.60	p					4.30	p
Special interim					—						72.00	p
Proposed:
Final					10.70	p					10.00	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2005

	2005 £m	2004 £m
Income and expense recognised directly in equity
Gains on valuation of available-for-sale assets	31	—
Gains on cash flow hedges taken directly to equity	1	—
Exchange differences on retranslation of foreign operations	29	(12)
Actuarial losses on defined benefit pension plans	(23)	(51)
Deficit transferred in respect of previous acquisition	—	(6)

	38	(69)

Transfers to the income statement
On cash flow hedges	(6)	—
On disposal of foreign operations	2	—
Tax on items taken directly to or transferred from equity	7	14

Net income recognised directly in equity	41	(55)

Profit for the year	515	410

Total recognised income and expense for the year	556	355

Attributable to:
Equity holders of the parent	541	338
Minority interest	15	17

	556	355

Effect of changes in accounting policy
Losses on valuation of available-for-sale assets	(10)	—
Gains on cash flow hedges taken directly to equity	6	—

	(4)	—

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the year ended 31 December 2005

	2005 £m	2004 £m
Profit for the year	515	410
Adjustments for:
Finance costs	33	33
Income tax expense/(income)	80	(127)
Gain on disposal of assets, net of tax	(311)	(19)
Other operating income and expenses	22	49
Depreciation and amortisation	130	173
Equity settled share-based cost, net of payments	12	12
Other gains and losses	—	4

Operating cash flow before movements in working capital	481	535
Decrease in inventories	—	1
Increase in receivables	—	(13)
(Decrease)/increase in provisions and other payables	(32)	50
Decrease in employee benefit obligation	(26)	(58)

Cash flow from operations	423	515
Interest paid	(59)	(91)
Interest received	29	72
Tax paid	(91)	(35)

Net cash from operating activities	302	461

Cash flow from investing activities
Purchases of property, plant and equipment - Hotels	(121)	(175)
Purchases of associates and other financial assets - Hotels	(15)	(12)
Disposal of operations, net of cash disposed of - Hotels	1,816	101
Proceeds from other financial assets - Hotels	10	5
Purchases of property, plant and equipment - Soft Drinks	(47)	(70)
Disposal of operations, net of cash disposed of - Soft Drinks	220	—

Net cash from investing activities	1,863	(151)

Cash flow from financing activities
Proceeds from the issue of share capital	10	16
Purchase of own shares	(207)	(257)
Payment to shareholders as a result of the capital reorganisation on 27 June 2005	(996)	—
Purchase of own shares by employee share trusts	(29)	(33)
Proceeds on release of own shares by employee share trusts	16	16
Dividends paid to shareholders	(81)	(600)
Dividends paid to minority interests	(177)	(26)
(Decrease)/increase in borrowings	(442)	258
Costs associated with new facilities	—	(5)
Financial expense on early settlement of debt	—	(17)

Net cash from financing activities	(1,906)	(648)

Net movement in cash and cash equivalents in the year	259	(338)
Cash and cash equivalents at beginning of the year	72	411
Exchange rate effects	(7)	(1)

Cash and cash equivalents at end of the year	324	72

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

31 December 2005

	2005 £m	2004 £m
ASSETS
Property, plant and equipment	1,356	1,926
Goodwill	118	152
Intangible assets	120	54
Investment in associates	42	42
Other financial assets	113	80

Total non-current assets	1,749	2,254

Inventories	3	42
Trade and other receivables	252	390
Current tax receivable	22	14
Cash and cash equivalents	324	72
Other financial assets	106	80

Total current assets	707	598
Non-current assets classified as held for sale	279	1,826

Total assets	2,735	4,678

LIABILITIES
Short-term borrowings	(2)	(32)
Trade and other payables	(468)	(633)
Current tax payable	(324)	(261)

Total current liabilities	(794)	(926)

Loans and other borrowings	(410)	(1,156)
Employee benefits	(76)	(173)
Provisions and other payables	(107)	(103)
Deferred tax payable	(210)	(234)

Total non-current liabilities	(803)	(1,666)
Liabilities classified as held for sale	(34)	(148)

Total liabilities	(1,631)	(2,740)

Net assets (note 9)	1,104	1,938

EQUITY
IHG shareholders’ equity	1,084	1,821
Minority equity interest	20	117

Total equity	1,104	1,938

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

For all periods up to and including the year ended 31 December 2004, InterContinental Hotels Group PLC (IHG) prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005, IHG is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. Consequently, financial information for the year ended 31 December 2005 must be prepared on the basis of IFRS with comparative information restated.

The audited consolidated financial statements of IHG have been prepared in accordance with IFRS as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 1985.

Shareholder approval was given on 1 June 2005 to recommended proposals for the return of approximately £1 billion to shareholders by way of a capital reorganisation (by means of a scheme of arrangement under Section 425 of the Companies Act 1985). Under the arrangement, shareholders received 11 new ordinary shares and £24.75 cash in exchange for every 15 existing ordinary shares held on 24 June 2005. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative earnings per share data (see note 8).

The capital reorganisation of InterContinental Hotels Group PLC to New InterContinental Hotels Group PLC has been accounted for in accordance with the principles of merger accounting as applicable to group reorganisations. The consolidated financial statements are therefore presented as if New InterContinental Hotels Group PLC had been the parent company of the Group throughout the periods presented. Following this capital reorganisation, InterContinental Hotels Group PLC changed its name to InterContinental Hotels PLC and re-registered as a private limited company, InterContinental Hotels Limited; New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC.

In the information for the year ended 31 December 2004, financial assets and financial liabilities are accounted for on the basis of UK GAAP. The effect of adopting International Accounting Standard (IAS) 39 at 1 January 2005 is shown in the statement of changes in equity (see note 10).

Details of the accounting policies applied in the year ended 31 December 2005 are set out in the International Financial Reporting Information in the 2004 IHG Annual Report and Financial Statements pages 14 to 20.

Transition to International Financial Reporting Standards

The 2004 IHG Annual Report and Financial Statements includes an explanatory note setting out the Group’s accounting policies under IFRS and the major differences for the Group between UK GAAP and IFRS, together with reconciliations of UK GAAP to IFRS for the income statement for the year ended 31 December 2004 and balance sheets at 1 January 2004 and 31 December 2004.

2.	Exchange rates

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.83 (2004 £1=$1.82). In the case of the euro, the translation rate is £1=€1.46 (2004 £1=€1.47).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.73 (2004 £1=$1.93). In the case of the euro, the translation rate is £1=€1.46 (2004 £1=€1.41).

3.	Revenue

	2005*			2004**
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Hotels
Americas	400	45	445	319	176	495
EMEA	326	285	611	301	528	829
Asia Pacific	84	57	141	71	63	134
Central	42	—	42	40	—	40

	852	387	1,239	731	767	1,498
Soft Drinks	—	671	671	—	706	706

	852	1,058	1,910	731	1,473	2,204

*	Year ended 31 December other than for Soft Drinks which reflects the 50 weeks and three days ended 14 December.
**	Year ended 31 December other than for Soft Drinks which reflects the 53 weeks ended 25 December.

4.	Operating profit

	2005*			2004**
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Hotels
Americas	187	11	198	150	23	173
EMEA	47	57	104	24	105	129
Asia Pacific	21	11	32	17	7	24
Central	(65)	—	(65)	(57)	—	(57)

	190	79	269	134	135	269
Soft Drinks	—	70	70	—	77	77

	190	149	339	134	212	346
Other operating income and expenses (note 5)	(22)	—	(22)	(49)	—	(49)

Operating profit	168	149	317	85	212	297

*	Year ended 31 December other than for Soft Drinks which reflects the 50 weeks and three days ended 14 December.
**	Year ended 31 December other than for Soft Drinks which reflects the 53 weeks ended 25 December.

5.	Special items

	2005 £m	2004 £m
Other operating income and expenses
Impairment of property, plant and equipment (note a)	(7)	(48)
Restructuring costs (note b)	(13)	(11)
Property damage (note c)	(9)	—
Employee benefits curtailment gain (note d)	7	—
Adjustment to market value (note e)	—	20
Provision for investment in associates (note f)	—	(16)
Provision for investment in other financial assets	—	(2)
Write back of provision for investment in other financial assets	—	8

	(22)	(49)

Financing
Financial income (note g)	—	22
Financial expenses (note h)	—	(16)
Financial expense on early settlement of debt (note i)	—	(17)

	—	(11)

Tax
Tax credit on above items	—	22
Special tax credit (note j)	8	161

	8	183

The above items are treated as special by reason of their size or incidence (see note 8).

a.	Property, plant and equipment were written down by £7m (2004 £48m) following an impairment review of the hotel estate.
b.	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.
c.	Damage to properties resulting from fire and natural disasters.
d.	A curtailment gain arose as a result of the sale of UK hotel properties.
e.	Following adoption of IAS 39 at 1 January 2005, adjustments to market value are recorded directly in equity. In 2004, under UK GAAP, the adjustment is a reversal of previously recorded provisions.
f.	Relates to an impairment in value of associate investments.
g.	Relates to interest on special tax refunds.
h.	Relates to costs of closing out currency swaps and costs related to refinancing the Group’s debt.
i.	Relates to premiums paid on the repurchase of the Group’s public debt.
j.	Represents the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing and, in 2004, the recognition of a deferred tax asset of £83m in respect of capital losses.

6.	Tax

	2005 £m	2004 £m
Income Tax

UK Corporation tax at 30% (2004 30%):
Current period	11	23
Adjustments in respect of prior periods	(6)	(48)

	5	(25)

Foreign tax:
Current period	149	62
Benefit of tax losses on which no deferred tax previously recognised	(2)	(9)
Adjustments in respect of prior periods	(19)	(82)

	128	(29)

Total current tax	133	(54)

Deferred tax:
Origination and reversal of temporary differences	(3)	18
Changes in tax rates	(2)	(11)
Adjustments to estimated recoverable deferred tax assets	1	12
Adjustments in respect of prior periods	(11)	(96)

Total deferred tax	(15)	(77)

Total income tax on profit for the period	118	(131)

Further analysed as tax relating to:
Profit before special items	88	56
Special items (note 5):
Other operating income and expenses:
Impairment of property, plant and equipment	—	(14)
Restructuring costs	—	(8)
Provision for investment in other financial assets	—	3
Financing:
Financial expense on early settlement of debt	—	(5)
Other	—	2
Special tax credit*	(8)	(161)

Tax charge/(credit)	80	(127)
Gain on disposal of assets	38	(4)

	118	(131)

The tax charge/(credit) excluding gain on disposal of assets can be further analysed as relating to:
Profit on continuing operation	28	(194)
Profit on discontinued operations	52	67

	80	(127)

*	Represents the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing and, in 2004, the recognition of a deferred tax asset of £83m in respect of capital losses.

7.	Dividends paid and proposed

	2005 pence per share	2004 pence per share	2005 £m	2004 £m
Paid during the year:
Final (declared in previous year)	10.00	9.45	61	70
Interim	4.60	4.30	20	29
Special interim	—	72.00	—	501

	14.60	85.75	81	600

Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December):
Final	10.70	10.00	46	62

The proposed final dividend is payable on the shares in issue at 31 March 2006.

8.	Earnings per share

	2005		2004
	Continuing operations £m	Total £m	Continuing operations £m	Total £m
Basic earnings per share
Profit available for equity holders	116	496	246	383
Basic weighted average number of ordinary shares (millions)	521	521	710	710
Basic earnings per share (pence)	22.3	95.2	34.6	53.9

Diluted earnings per share (pence)*	21.8	93.1	34.3	53.3

Adjusted earnings per share
Profit available for equity holders	116	496	246	383
Less adjusting items:
Other operating income and expenses (note 5)	22	22	49	49
Financing (note 5)	—	—	11	11
Tax (note 5)	(8)	(8)	(183)	(183)
Gain on disposal of assets, net of tax	—	(311)	—	(19)

Adjusted earnings	130	199	123	241
Basic weighted average number of ordinary shares (millions)	521	521	710	710
Adjusted earnings per share (pence)	24.9	38.2	17.3	33.9

*	Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of dilutive ordinary shares is 533 million (2004 718 million).

9.	Net assets

	2005 £m	2004 £m
Hotels
Americas	369	663
EMEA	951	2,190
Asia Pacific	296	409
Central	88	86

	1,704	3,348
Soft Drinks	—	187

	1,704	3,535
Net debt	(88)	(1,116)
Other net non-operating liabilities	(512)	(481)

	1,104	1,938

10.	Statement of changes in equity

	2005 £m	2004 £m
At 1 January	1,821	2,323
Adoption of IAS 39 on 1 January 2005	(4)	—

As restated at 1 January	1,817	2,323

Total recognised income and expense for the year	541	338
Dividends to shareholders	(81)	(600)
Issue of ordinary shares	10	16
Purchase of own shares	(207)	(257)
Cash element of capital reorganisation	(996)	—
Movement in shares in ESOP trusts and share schemes	—	1

At 31 December	1,084	1,821

11.	Contingencies

At 31 December 2005 the Group had contingent liabilities of £20m (2004 £9m), mainly comprising guarantees given in the ordinary course of business. In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £134m. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

12.	Group financial statements

This preliminary statement of results was approved by the Board on 1 March 2006. It does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiary undertakings which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2004 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies and restated as described in note 1.

Auditors’ review

The auditors, Ernst & Young LLP, have given an unqualified report under Section 235 of the Companies Act 1985, as amended, in respect of the full Group financial statements for both years referred to above.

This announcement of the preliminary results for the year ended 31 December 2005 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the effect of political and economic developments; the risks involved with the Group’s reliance on the reputation of its brands and protection of intellectual property rights; the ability to recruit and retain key personnel; the risks involved with the Group’s reliance on technologies and systems and with developing and employing new technologies and systems; the Group’s ability to maintain adequate insurance; the future balance between supply and demand for the Group’s hotels; the risks relating to identifying, securing and retaining management and franchise agreements; events that adversely impact domestic or international travel, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (SARS); increased use of intermediary reservation channels; the lack of selected acquisition opportunities or the risks of litigation; risks associated with the Group’s ability to borrow and satisfy debt covenants; compliance with data privacy regulations; and risks associated with funding the defined benefits under its pension schemes.

The main factors that could affect the business and financial results are described in Item 3 Risk Factors in the Annual Report of InterContinental Hotels Group PLC on Form 20-F for the financial period ended 31 December 2004, or in any Annual Report of InterContinental Hotels Group PLC on Form 20-F for any subsequent year, filed with the US Securities and Exchange Commission.

END